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                                                               EXHIBIT 99.(a)(5)


March 14, 1997
Jericho, New York

FOR IMMEDIATE RELEASE ....
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     Steele Hill Partners L.L.C. has extended the expiration date of its offer to purchase up to approximately 29% of the outstanding depositary units representing assignments of limited partnership interests of Stamford Towers Limited Partnership at $1.51 per unit until 12:00 Midnight, New York City time, on Friday, March 21, 1997. Approximately 91,883 Units had been deposited pursuant to the offer as of the close of business on March 13, 1997.

     For additional information, contact The Herman Group, Inc., the Information Agent for the offer, at (800) 992-6172.